787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 18, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The Gabelli Utility Trust

(Securities Act File No. 333-174333, Investment Company Act File No. 811-09243)

Response to Staff Comments

Ladies and Gentlemen:

On behalf of The Gabelli Utility Trust (the “Fund”), please find responses to telephonic comments provided by Laura E. Hatch of the Staff of the Securities and Exchange Commission (“SEC”) on Wednesday, October 10, 2012, to the undersigned of our firm regarding the filing of a registration statement on Form N-2 (“Registration Statement”) for the Fund.

For the convenience of the Staff, the comments are set out below. We have discussed the Staff’s comments with representatives of the Fund and the Fund’s investment adviser. The Fund’s responses to the Staff’s comments are set out immediately under the comment.

Prospectus

Prospectus Summary

(1) Comment: Please bold and/or italicize the following sentences on page three of the Fund’s base prospectus: “Shareholders who periodically receive the payment of a dividend or other distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Shareholders should not assume that the source of a distribution from the Fund is net profit.”

Response: The requested change has been made.

(2) Comment: Please add the disclosure under “Recent Market Events” on page 38 of the Fund’s base prospectus to the end of the “Auction Risk” paragraph under “Special Risks for Holders of Auction Rate Preferred Shares” on page five of the Fund’s base prospectus.

Response: The requested change has been made.

(3) Comment: Please define the word “Code” on page seven of the base prospectus.

Securities and Exchange Commission

October 18, 2012

Response: The Fund respectfully declines to make this change. The word “Code” is defined on page three of the base prospectus.

(4) Comment: Please include the June 30, 2012 numbers in the “Financial Highlights” table on pages 12-14 of the base prospectus.

Response: The requested change have been made.

*    *    *    *

The Fund hereby represents that, with respect to the filing of the Registration Statement made by the Fund with the SEC and reviewed by the Staff, it acknowledges that:

a)	should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

b)	the action of the SEC or the Staff, acting pursuant to delegated authority, in declaring the Fund effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

c)	the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Any questions or comments regarding this letter should be directed to the undersigned at (212) 728-8865.

Very truly yours,

/s/ Ryan P. Brizek
Ryan P. Brizek

cc:	Bruce N. Alpert, The Gabelli Utility Trust

Agnes Mullady, The Gabelli Utility Trust

Sonia K. Kothari, Esq., The Gabelli Utility Trust

Rose F. DiMartino, Esq., Willkie Farr & Gallagher LLP

P. Jay Spinola, Esq., Willkie Farr & Gallagher LLP